UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2013
Commission File Number: 001-35284

Ellomay Capital Ltd.
(Translation of registrant’s name into English)

9 Rothschild Blvd., Tel Aviv 6688112, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

THE TEXT OF THE EXHIBITS TO THIS FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT’S REGISTRATION STATEMENTS ON FORM F-3 (NOS. 333-144171, 333-115826, 333-114428, 333-47842 AND 333-92493) AND FORM S-8 (NOS. 333-187533, 333-102288 AND 333-92491), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

On December 31, 2013, Ellomay Capital Ltd. (the “Company”) issued a press release titled “Ellomay Capital Announces Publication of Prospectus for Public Offering of Nonconvertible Debentures on the Tel Aviv Stock Exchange; The Debentures Receive ilA-/Stable Rating for an aggregate offering of up to NIS 120 million.” The text of the press release is attached hereto as Exhibit 99.1.

The English portion of the prospectus published in Israel and filed by the Company with the Israel Securities Authority and the Tel Aviv Stock Exchange, dated December 31, 2013 (the “Prospectus”), is attached hereto as Exhibit 99.2. The attached exhibit includes certain updated information regarding the Company and its subsidiaries, including risk factors. The securities offered under the Prospectus will not be offered or sold in the United States or to US persons (as such term is defined in Regulation S under the Securities Act of 1933, as amended (the “Securities Act”)) absent registration under, or an applicable exemption from, the registration requirements of the Securities Act.

This Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy any securities.

Exhibit Index

Exhibit 99.1 -  Press release dated December 31, 2013.

Exhibit 99.2 -  Chapter C of the Prospectus.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ellomay Capital Ltd.

By:	/s/ Kalia Weintraub
Kalia Weintraub
Chief Financial Officer

Dated: December 31, 2013